File No. 812-[     ]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER
APPROVING THE TERMS OF AN OFFER OF EXCHANGE
PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY
DIRECTED SERVICES LLC

Please direct all communications, notices and orders to:

Thomas Bisset, Esq.
Ling Ling, Esq.
Eversheds Sutherland (US) LLP
700 6th St N.W.
Washington, D.C. 20001

With copies to:

J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

As filed with the Securities and Exchange Commission on June 27, 2023

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

VENERABLE INSURANCE AND
ANNUITY COMPANY;
SEPARATE ACCOUNT EQ OF
VENERABLE INSURANCE AND
ANNUITY COMPANY;

699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942

and

DIRECTED SERVICES LLC;

1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

(File No. 812-_____)

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER APPROVING THE TERMS OF AN OFFER OF EXCHANGE PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940

Venerable Insurance and Annuity Company (“VIAC” or the “Company”), Separate Account EQ of Venerable Insurance and Annuity Company (the “Venerable Separate Account”), and Directed Services LLC (collectively, the “Applicants”) hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 11(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) approving the terms of an offer of exchange (the “Exchange Offer”) of certain outstanding variable annuity contracts (the “EFLIC Contracts”) issued by Equitable Financial Life Insurance Company (“EFLIC”)1 and made available through Separate Account No. 49 of Equitable Financial Life Insurance Company (the “EFLIC Separate Account”) for virtually

1 EFLIC is a New York stock life insurance corporation organized in 1859 and is an indirect wholly-owned subsidiary of Equitable Holdings, Inc., a U.S. financial services holding company.

identical variable annuity contracts (the “Venerable Contracts”) issued by VIAC and made available through the Venerable Separate Account pursuant to an assumption reinsurance agreement between VIAC and EFLIC (the “Assumption Reinsurance Agreement”), as further described herein.2
I.	THE APPLICANTS
A. Venerable Insurance and Annuity Company
VIAC is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. VIAC’s name was changed from Voya Insurance and Annuity Company following the sale of the Company by Voya Financial, Inc. on June 1, 2018.  Prior to September 1, 2014, VIAC was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, VIAC was known as Golden American Life Insurance Company. Through mergers on January 1, 2004, VIAC’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”) and certain other insurers. VIAC is principally engaged in the business of administering closed blocks of variable annuities and is the depositor of the Venerable Separate Account.
VIAC is an indirect wholly-owned subsidiary of VA Capital Company LLC (“VA Capital”) and a direct wholly-owned subsidiary of Venerable Holdings, Inc., which acquired VIAC from Voya Financial, Inc. on June 1, 2018. VA Capital is an insurance holding company organized under Delaware law.
B. Separate Account EQ of Venerable Insurance and Annuity Company
The Venerable Separate Account (formerly Equitable Life Insurance Company of Iowa Separate Account A) was established by Equitable Life in 1988 in accordance with the laws of

2 The EFLIC Contracts and Venerable Contracts include both group and individual variable and fixed annuity contracts.

the State of Iowa.  Equitable Life Insurance Company of Iowa Separate Account A became the Venerable Separate Account of VIAC upon the merger of Equitable Life with and into VIAC on January 1, 2004.  The Venerable Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Venerable Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-08524).3
The assets of the Venerable Separate Account support certain variable annuity contracts issued by the Company. The Company is the legal owner of the assets in the Venerable Separate Account, but the assets in the Venerable Separate Account are held separately from the other assets of the Company and are not chargeable with liabilities arising out of any other business of the Company (except to the extent that assets in the Venerable Separate Account exceed the reserves and other liabilities of the Venerable Separate Account, in which case such assets may be moved to the Company’s general account and be subject to the Company’s general account liabilities). All obligations arising out of any variable contract benefits funded by the Venerable Separate Account are general obligations of the Company. The income, gains and losses, realized or unrealized, from the Venerable Separate Account are credited to or charged against the assets of the Venerable Separate Account, without regard to the income, gains or losses arising out of any other business the Company may conduct.
The Venerable Separate Account is divided into subaccounts, each of which invests exclusively in shares of an underlying registered open-end management investment company or series thereof (a “Fund”). The investment performance of any subaccount is entirely independent of the investment performance of the Company’s general account assets or any other accounts maintained by the Company.

3 Pursuant to Rule 0-4 under the 1940 Act, the file numbers cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

C. Directed Services LLC
Directed Services LLC will serve as the distributor and principal underwriter of the Venerable Contracts following the exchange and novation of the EFLIC Contracts to VIAC pursuant to the Assumption Reinsurance Agreement.  Directed Services LLC is registered under the Securities Exchange Act of 1934 (the “1934 Act”) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Directed Services LLC is a direct wholly-owned subsidiary of Venerable Holdings, Inc. and an affiliate of VIAC.
II.	THE CONTRACTS
A. The EFLIC Contracts
The EFLIC Contracts consist of three variable and fixed individual and group flexible premium deferred annuity contracts (Accumulator 6.0, Accumulator 7.0, and Accumulator 8.1, respectively), each of which consists of four contract classes (Accumulator, Accumulator Plus, Accumulator Elite and Accumulator Select, respectively). The EFLIC Contracts are each funded by the EFLIC Separate Account. The EFLIC Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-07659). Like the Venerable Separate Account, the EFLIC Separate Account is divided into subaccounts, each of which invests exclusively in shares of a Fund. None of the EFLIC Contracts are sold to new purchasers.
The EFLIC Contracts are each registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-4 registration statements.4 As noted above, each EFLIC Contract consists of four classes, which primarily provide for variations in the contingent deferred sales

4 File Nos. 333-05593, 333-31131, 333-60730, 333-64749. EFLIC has registered each class of contract on a separate 1933 Act registration statement.

charge structure5 and the amount of asset-based charges. The Accumulator Plus class also provides for a bonus credit to be applied to contract value based on the premium payments made in the first year after contract issuance. Finally, the availability of certain dollar cost averaging accounts is limited based on contract class.6 The EFLIC Contracts are substantially similar to one another except for differences in the optional death benefits and optional living benefit riders available for election for an additional charge.7 In addition, the Accumulator 6.0 and Accumulator 7.0 contracts previously offered fixed maturity investment options, which were not offered under the Accumulator 8.1 contract.8 None of the EFLIC Contracts for which the Exchange Offer would be made pursuant to this Application have assets invested in a fixed maturity option or the ability to invest in a fixed maturity option.
The EFLIC Contracts are currently reinsured on an indemnity coinsurance basis from EFLIC to Corporate Solutions Life Reinsurance Company, a Delaware domiciled company and a direct wholly-owned subsidiary of VIAC (“CS Life Re”).  Under such indemnity coinsurance agreement, both EFLIC and CS Life Re have agreed for VIAC to assumption reinsure the EFLIC Contracts pursuant to the Assumption Reinsurance Agreement once certain agreed upon conditions are met.

5 The Accumulator class provides for a surrender charge of up to 7% for withdrawals taken within seven years following the last purchase payment. The Accumulator Plus class provides for a surrender charge of up to 8% for withdrawals taken within eight years (nine years for Accumulator 8.1) following the last purchase payment. The Accumulator Elite class provides for a surrender charge of up to 8% for withdrawals taken within four years following the last purchase payment. The Accumulator Select class does not impose a surrender charge.
6 A special dollar cost averaging account is available to the Accumulator and Accumulator Elite classes only. In addition, under Accumulator 8.1, a special money market dollar cost averaging account is available to the Accumulator Plus and Accumulator Select classes only.
7 The optional living benefits include guaranteed minimum income benefits and guaranteed withdrawal benefits for life.
8 The fixed maturity options are registered as securities under the 1933 Act on a separate registration statement on Form S-3 (File No. 333-236436). As of July 1, 2022, the fixed maturity options were no longer available for new investments.

B. The Venerable Contracts
Each EFLIC Contract owner9 who elects to have his or her interest in an EFLIC Contract assumed by VIAC (either by affirmative consent or deemed consent) will be issued a Certificate of Assumption that will convert the EFLIC Contract into a Venerable Contract.10   Consequently, each Venerable Contract issued in connection with the Assumption Reinsurance Agreement will be identical to a corresponding EFLIC Contract except to the extent they reflect a different depositor and separate account. VIAC will issue the Venerable Contracts through the Venerable Separate Account. Three Form N-4 registration statements will be filed with the Commission to register the Venerable Contracts as securities under the 1933 Act.11 A supplement to the prospectus for each Venerable Contract (each an “Exchange Offer Supplement”) includes information regarding the Exchange Offer as well as a side-by-side comparison of the Venerable Contract and the corresponding EFLIC Contract.
III.	THE EXCHANGE OFFER
A. The Assumption Reinsurance Transaction
VIAC and EFLIC entered into the Assumption Reinsurance Agreement as of December 19, 2022. The Assumption Reinsurance Agreement provides that VIAC will assume all of EFLIC’s insurance obligations arising under the express terms of the EFLIC Contracts (the “Assumed Obligations”). Upon novation, the assets supporting the variable benefits of the

9 For purposes of this Application, the term “EFLIC Contract owners” refers to both owners of individual EFLIC Contracts and certificate holders under group EFLIC Contracts.
10  Certificate holders under group EFLIC Contracts have the same right to elect an exchange of their interests in their EFLIC Contract for interests in a corresponding Venerable Contract and will be subject to the same procedures governing such election as owners of individual EFLIC Contracts. There is no requirement that the owner of a group EFLIC Contract elect, approve, or consent to the exchange as a precondition for certificate holders under the group EFLIC Contract to be eligible to elect an exchange of their interests in the EFLIC Contract for interests in the corresponding Venerable Contract.
11 File Nos. 333-[   ], 333-[    ], 333-[   ]. [To be provided by amendment.]

novated EFLIC Contracts (which will then be Venerable Contracts) will be transferred from the subaccounts of the EFLIC Separate Account to the corresponding subaccounts of the Venerable Separate Account, which thereafter will support the Venerable Contracts, and VIAC will assume all Assumed Obligations of EFLIC under the EFLIC Contracts (the “Assumption Reinsurance Transaction”). The novation with respect to any EFLIC Contracts will occur as soon as practicable following (i) receipt of all necessary state insurance department approvals with respect to the Assumption Reinsurance Transaction, (ii) receipt from the Commission of an order approving the Exchange Offer, (iii) the effectiveness of the registration statements for the Venerable Contracts, (items (i) through (iii) being the “Regulatory Approvals”) and (iv) the EFLIC Contract owners’ affirmative or deemed consents, as applicable, for novation of their EFLIC Contracts.
The Assumption Reinsurance Transaction is subject to certain state insurance regulatory approvals and, in certain states, requires the affirmative consent of EFLIC Contract owners. In states that do not require such affirmative consent, each EFLIC Contract owner will be given the right to opt out of the Assumption Reinsurance Transaction (“acceptance or rejection rights”). Whether EFLIC Contract owners’ consents may be “deemed” if they do not affirmatively opt out is a matter of state law.  In this regard, a majority of the states allow consent to be deemed if no objection from the contract owner is made within a specified period or periods.
In states that allow consent to be deemed if no objection is made within the applicable period, if the EFLIC Contract owner does not object within the applicable period, consent will be deemed and the EFLIC Contract will be novated. In states that require affirmative consent, affirmative consent of the EFLIC Contract owner will be required for novation.12
The Venerable Contracts will be virtually identical to the corresponding EFLIC Contracts but for the separate account supporting variable contract benefits and the identity of the depositor for such separate account. The same Funds will be available under the Venerable Contracts as are available under the EFLIC Contracts. The Applicants believe there will be no adverse tax consequences to contract owners as a result of the Assumption Reinsurance Transaction or the exercise of any acceptance or rejection rights.
B. Implementation Policies and Procedures
VIAC will establish accumulation units in the Venerable Separate Account for the Venerable Contracts with the same values as those in the EFLIC Separate Account for the EFLIC Contracts. The accumulation unit values will be based on the net asset values of the same Funds and will reflect identical deductions for asset-based charges. Therefore, the accumulation unit values of the EFLIC Separate Account for the EFLIC Contracts will be identical to the corresponding accumulation unit values in the Venerable Separate Account for the Venerable Contracts for each valuation period before and after the Assumption Reinsurance Transaction.
For administrative ease, EFLIC Contracts will be novated to VIAC in groups following the receipt of the relevant contract owners’ consents or deemed consents.  The Assumption Reinsurance Transaction for any group of EFLIC Contracts will be effected by transferring supporting Fund shares attributable to such EFLIC Contracts from the EFLIC Separate

12 Venerable Contract owners, which include owners of individual Venerable Contracts and certificate holders under group Venerable Contracts, would be eligible to request that the novation be rescinded and interests in their EFLIC Contract reinstated in the event errors occurred in connection with the novation, specifically with respect to notice provided by EFLIC or its affiliate of the novation, communications related to and administration of the EFLIC Contracts and communications regarding an EFLIC Contract owner’s acceptance or rejection rights. Venerable Contract owners who missed a deadline for rejecting the novation due to a medical condition would also be eligible to request that the novation be rescinded and interests in their EFLIC Contract reinstated.

Account to the Venerable Separate Account as of the close of business on the day the novation takes place. Therefore, there will be no interruption of investment of contract value in the Funds. No charge or expense will be incurred by the EFLIC Separate Account, the Venerable Separate Account, or the Funds in connection with the transfer of shares of the Funds, since the transfer will be made by book entry on the shareholder records of the Funds. Accordingly, contract values under the Venerable Contracts will be the same immediately after the Assumption Reinsurance Transaction is effected as they would have been under the corresponding EFLIC Contracts had the Assumption Reinsurance Transaction not occurred. Finally, VIAC will not assess any charge to contract owners as a result of the Assumption Reinsurance Transaction.
If an EFLIC Contract owner exercises rejection rights, the assets supporting such owner’s interest in the EFLIC Contract will remain in the EFLIC Separate Account. In that event, the Contract remains with EFLIC and EFLIC will continue to administer the EFLIC Contract under the terms of that Contract.
C. Communications with Contract Owners
EFLIC Contract owners will be notified of the Exchange Offer by means of a Notice of Transfer (the “Notice”) after all Regulatory Approvals have been obtained.  The Notice will be accompanied by an initial summary prospectus for the applicable Venerable Contract together with its Exchange Offer Supplement and include a response card for the EFLIC Contract owner to accept or reject the novation. The Notice will (i) provide financial and other information about VIAC, (ii) describe the acceptance or rejection rights available to the EFLIC Contract owner, and (iii) provide instructions for the EFLIC Contract owner to either accept or reject the novation of the EFLIC Contract by completing and returning the response card.
In states that do not require affirmative acceptance of the Exchange Offer, if EFLIC does not receive a written acceptance or rejection of the Exchange Offer within ninety (90) days from the date of this first Notice, the EFLIC Contract owner will be provided with a second Notice in accordance with the requirements applicable to each state (generally mailed 90 days after the date of the first Notice in states that do not have specific notice and consent requirements).  After the second Notice is mailed, EFLIC Contract owners will have an additional time period of at least 30 days to either accept or reject the Exchange Offer.  If a rejection is received within that additional time period, the EFLIC Contract will remain with EFLIC.  Otherwise, the contract owner’s consent to the exchange will be deemed final and they will receive from VIAC a Certificate of Assumption, which will endorse the EFLIC Contract and convert their interests in the EFLIC Contract into interests in the applicable Venerable Contract.
In states that require EFLIC Contract owners to affirmatively accept the Exchange Offer, EFLIC Contract owners will receive at least two Notices and opportunities to accept the novation with the Notices provided in a similar timeframe as in the states that do not require affirmative acceptance of the Exchange Offer.
IV.	LEGAL ANALYSIS
A. Section 11 of the 1940 Act
Section 11(a) of the 1940 Act provides in relevant part that it shall be unlawful for any registered open-end management investment company (herein, a ‘‘fund”) or its principal underwriter to make an offer to a shareholder of that fund or of another fund to exchange his or her security for a security in the same or another fund on any basis other than the relative net asset values of the securities to be exchanged, unless the terms of the offer have first been submitted to and approved by the Commission or are otherwise in accordance with the Commission’s rules adopted under Section 11.

Section 11(c) provides, in relevant part, that the provisions of subsection (a) shall be applicable, irrespective of the basis of exchange, to any type of offer of exchange of the securities of a registered unit investment trust for the securities of any other investment company. In other words, prior Commission approval is required for exchange offers subject to Section 11(c) even if made on the basis of relative net asset values.
The Commission has promulgated Rule 11a-2 under Section 11, which permits certain exchange offers without prior Commission approval by registered insurance company separate accounts and their principal underwriters to holders of variable contracts supported by separate accounts having the same or an affiliated insurance company depositor or sponsor, provided that certain conditions are met. With respect to variable annuity contracts, these conditions essentially require that (1) the exchange be made on the basis of the relative net asset values of the securities to be exchanged (less any administrative fee disclosed in the offering account’s registration statement) and (2) any sales loads which may be imposed be calculated and deducted to give full credit for the sales load paid under the exchanged security.
Section 11 does not set forth any specific standards for Commission approval of exchange offers. The public policy underlying Section 11 may be inferred from Section 1(b)(1) of the 1940 Act, which declares that the national public interest and the interests of investors are adversely affected when, among other things, investors exchange securities issued by investment companies without adequate, accurate and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies and financial responsibility of such companies and their management. The Commission also has looked to the legislative history of the 1940 Act for guidance in determining whether to grant approval of an exchange offer pursuant to Section 11 of the 1940 Act. According to the legislative history, the purpose of Section 11(a) is to provide for Commission review of the terms of certain exchange offers to ensure that an offer is not being proposed “solely for the purpose of exacting additional selling charges and profits” from investors by “switching” them from one security to another.13
B. Applicability to the Assumption Reinsurance Transaction
As soon as practicable following the receipt of necessary Regulatory Approvals, VIAC will begin soliciting EFLIC Contract owners’ consents for novation of the EFLIC Contracts to VIAC pursuant to the Assumption Reinsurance Agreement.
The EFLIC Separate Account and the Venerable Separate Account are each registered under the 1940 Act as a unit investment trust. Under the Assumption Reinsurance Agreement, assets held in the EFLIC Separate Account, in respect to EFLIC Contract owners who consent or are deemed to have consented, will be transferred to the Venerable Separate Account. Thus, an EFLIC Contract owner who consents or is deemed to consent will be in effect exchanging his or her interest in an EFLIC Contract for an interest in a Venerable Contract. This right to make an election to accept or reject may be deemed to be an offer to exchange securities of one unit investment trust for another unit investment trust for purposes of Section 11 of the Act.
If EFLIC were affiliated with VIAC through common ownership, Rule 11a-2 would permit the exchanges to be made without the prior approval of the Commission. Specifically, paragraph (b) of Rule 11a-2 permits certain exchange offers “to the holder of a security ... of any other registered separate account ... having an insurance company depositor or sponsor that is an affiliate of the offering account’s depositor or sponsor.” The releases proposing and

13 H.R. Rep. No. 2639, 76th Cong. 3d Sess. 8 (1940). According to this report, prior to the enactment of Section 11(a), some investment company promoters engaged in the practice of exchanging the securities held by an investment company shareholder for new securities issued by the same company or by another company controlled by the promoter. The new security did not necessarily provide shareholders with any benefits over their old security. Rather, the investors were switched solely to enable the promoter to charge another sales load.

adopting Rule 11a-2 unfortunately support this strict reading of the rule.14 The release proposing Rule 11a-2 requested comment on whether the proposed rule should extend to separate accounts having different insurance company sponsors that “have a common parent company.”15 In adopting Rule 11a-2, the Commission extended the applicability of the rule to cover only insurance companies that were affiliated by common ownership.16 However, VIAC and EFLIC are not, and will not be, under common ownership. Therefore, Applicants cannot rely on Rule 11a-2 for exemption from the requirement to obtain prior Commission approval in order to make the Exchange Offer to EFLIC Contract owners.
C. Relevant Precedent
Applicants note that the Commission’s staff has previously approved exchange offers with regard to a number of similar assumption reinsurance transactions in circumstances when Rule 11a-2 would not apply because the insurance companies were not affiliated or might not be affiliated at the time the exchange offers were made or assumption reinsurance transactions were consummated.17 Applicants especially note that the order granted in The Lincoln National

14 See Exchange Offers By Certain Registered Separate Accounts Or Others, Inv. Co. Act Rel. No. IC-13407 (July 28, 1983) (“Adopting Release”); Exchange Offers By Certain Registered Separate Accounts Or Others The Terms of Which Do Not Require Prior Commission Approval, Release No. IC-12675 (Sept 20, 1982) (“Proposing Release”).
15 Proposing Release, n. 8.
16 The Adopting Release noted that one commentator appeared to suggest that the Commission should permit separate accounts to make offers of exchange to securityholders of separate accounts with unaffiliated sponsoring insurance companies. Citing the possible complexity and variety of the terms of such offers, the Commission declined to extend the applicability of Rule 11a-2 to those cases. The Commission opined that it would be more appropriate to consider the terms of such offers pursuant to the exemptive application process. Adopting Release, n. 1.
17 See, e.g., Mutual of America Life Insurance Company, et al., Inv. Co. Act Rel. Nos. IC-24291 (Feb. 17, 2000) (notice) and IC-24336 (Mar. 13, 2000) (order); The Lincoln National Life Insurance Company, et al., Inv. Co. Act Rel. Nos. IC-22189 (Aug. 29, 1996) (notice) and IC-22251 (Sep. 26, 1996) (order); AUSA Life Insurance Company, Inc., et al., Inv. Co. Act Rel. Nos. IC-20518 (Aug. 31, 1994) (notice) and IC-20587 (Sept. 28, 1994) (order); Pacific Corinthian Life Ins. Co., et al., Inv. Co. Act Rel. Nos. IC-18925 (Sep. 2, 1992) (notice) and IC-18975 (Sep. 24, 1992) (order); and Family Life Insurance Company, et al., Inv. Co. Act Rel. Nos. IC-18179 (June 3, 1991) (notice) and IC-18217 (July 2, 1991) (order).

Life Insurance Company, et al. (“Lincoln Life”), pertained to transactions substantially similar to the Assumption Reinsurance Transaction. This order approved an exchange offer in which certain group variable annuity contracts issued by UNUM Life Insurance Company of America and First UNUM Life Insurance Company of America, respectively, would be reinsured, on an assumption basis, to The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York, respectively, each an unaffiliated life insurance company.
The applicants in Lincoln Life asserted that the exchange offers would have met the requirements of Rule 11a-2 had the insurance companies been affiliated. The applicants in Lincoln Life emphasized that there would be no charges imposed in connection with effecting the exchanges and that the exchanges would be made on the basis of the relative net asset values. They further noted that participants would be fully apprised of their rights in connection with the exchange offers and that the novated contracts would be materially similar to the exchanged contracts but for the identity of the insurance company depositor and separate account. In addition, the applicants in Lincoln Life noted that (i) there would be no interruption of the underlying funds serving as investment media for the contracts before and after the assumption reinsurance, (ii) the existing contractual rights and obligations of participants who did not wish to accept the assumption reinsurance would remain unchanged and (iii) there would be no adverse tax consequences to participants as a result of the assumption reinsurance or the exercise of any acceptance or rejection rights.
The Applicants have made each of these representations as well as others and represent that the Exchange Offer does not present any of the abuses Section 11 was designed to prevent and that the terms of the Exchange Offer are fair to EFLIC Contract owners.
D. Basis for an Order
Applicants represent that the Exchange Offer described in this Application does not involve any of the practices Section 11 of the 1940 Act was designed to prevent and that the terms of the Exchange Offer are fair to EFLIC Contract owners, because:
(i)
EFLIC Contract owners will be fully apprised of their rights in connection with the Exchange Offer and will receive the initial summary prospectus and Exchange Offer Supplement for the relevant Venerable Contract;

(ii)
no charges will be imposed in connection with effecting the novations under the Assumption Reinsurance Transaction, including sales charges, and therefore the exchange would be made on the basis of relative net asset value;

(iii)	EFLIC Contract owners who accept the Exchange Offer will have their interests assumption reinsured under a virtually identical Venerable Contract with an identical sales charge structure;
(iv)	EFLIC Contract owners will receive credit for the time invested in their EFLIC Contract for purposes of determining any applicable sales charge under the corresponding Venerable Contract;
(v)
the same Funds will be available under the Venerable Contracts as are available under the EFLIC Contracts with no interruption in the underlying funds serving as an investment medium for the contracts before and after the Assumption Reinsurance Transaction;

(vi)
EFLIC Contract owners who do not wish to accept the Exchange Offer may elect to exercise their rejection rights with the effect that their existing contractual rights under the EFLIC Contract will remain unchanged;[18] and

(vii)	there will be no adverse tax consequences to EFLIC Contract owners as a result

18 Applicants note that the general account obligations of EFLIC under each of the EFLIC Contracts will continue to be subject to indemnity coinsurance from CS Life Re, an affiliate of VIAC. However, this relationship among the insurers will have no effect on contract owners.

of the novation or the exercise of acceptance or rejection rights in connection with the Exchange Offer.
As noted above, if EFLIC and VIAC were affiliated through common ownership, Rule 11a-2 would permit the Exchange Offer to be made without the prior approval of the Commission. The Applicants submit that the Exchange Offer proposed herein between non-affiliates, which would be permitted under Rule 11a-2 if the companies were affiliated, should not be held to a more stringent standard than Rule 11a-2.
Applicants further submit that the specific terms of the election process described in this Application, including the potential for deemed consent by EFLIC Contract owners that fail to exercise their rejection rights, satisfy the standards of Section 11. The Commission has broad authority to approve the terms of an exchange offer under Section 11 that is fair and does not result in switching or the other types of potential abuses at which Section 11 is directed. There are no statutory standards relating to requirements for, or the manner of obtaining, consents or approvals from affected contract owners in an exchange subject to Section 11. All of the requirements of Rule 11a-2 under which exchanges involving affiliated insurance companies are permissible concern the basis of exchange and the fees that may be imposed; exchanges which qualify under the rule are not regulated as to the manner of giving consent. Accordingly, it is clear the Commission may find, and has found, that the potential for deemed consent in an exchange offer is permissible if the application sets forth a fact situation in which the overall terms of the offer are fair and equitable.19
Moreover, the Commission staff has consistently granted no-action relief under Section

19 See Mutual of America Life Insurance Company, et al.; The Lincoln National Life Insurance Company, et al.; AUSA Life Insurance Company, Inc., et al.; Pacific Corinthian Life Ins. Co., et al.; and Family Life Insurance Company, et al., supra note 14.

22(e) of the 1940 Act with respect to the analogous issue of forced redemptions of mutual fund shares when certain conditions were met.20  In these situations, a basic investment decision (i.e., the decision to redeem) was permitted to be made on behalf of investors on the basis of informed, implied consent. These no-action letters permit such forced redemptions on the basis of notice to securityholders and prospectus disclosure of those actions which may trigger such an event (e.g., account falling below a certain value, failure to provide a taxpayer identification number, etc.) and the absence of any action to reject within a specified time period. The Applicants submit that the communications which will be made to EFLIC Contract owners with respect to their acceptance and rejection rights provide for timely and extensive disclosure comparable to that which is required for these involuntary redemptions of mutual fund shares.
V.	CONCLUSION
Applicants submit that the Exchange Offer is consistent with the protections provided by Section 11 of the 1940 Act and does not involve any of the abuses that Section 11 is designed to prevent. For these reasons, Applicants respectfully request that the Commission issue an order pursuant to Section 11(a) of the 1940 Act approving the terms of the proposed offer to exchange the EFLIC Contracts for the Venerable Contracts as described in this Application.

20 Scudder Group of Funds (pub. avail. Sept. 15, 1992); DFA U.S. Large Cap Portfolio, Inc. (pub. avail. Sept. 7, 1990); Axe-Houghton Income Fund, Inc. (pub. avail. Mar. 19, 1981). See also Money Market Fund Reform; Amendments to Form PF, Inv. Co. Act Rel. No. IC-31166 (July 23, 2014) (“Money Market Release”), at 263-64. In the Money Market Release, the Commission took the position that a fund may involuntarily redeem investors who no longer meet the eligibility requirements in a fund’s retail and/or institutional money market funds without separate exemptive relief, provided the fund notifies the investors in writing at least 60 days before the redemption occurs.

VI.	PROCEDURAL MATTERS
A. Communications
Please address all communications, questions or comments concerning this Application and the Notice and Order to:
Thomas E. Bisset, Esq.
Eversheds Sutherland (US) LLP
700 6th St N.W.
Washington, D.C. 20001

Please provide a copy of any communications, Notice and Order, to:
J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

B. Authorizations
All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application, and each person signing the Application on behalf of each Applicant is fully authorized to do so. Copies of the authorizations required by Rule 0-2(c) under the 1940 Act and the verifications required by Rule 0-2(d) are attached hereto.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, as amended, Venerable Insurance and Annuity Company has caused this Application to be duly signed on its behalf and on behalf of Separate Account EQ in the Borough of West Chester, in the Commonwealth of Pennsylvania, this 27th day of June, 2023.

SEPARATE ACCOUNT EQ

VENERABLE INSURANCE AND ANNUITY COMPANY

By: /s/ Timothy W. Brown
Timothy W. Brown
President, Chief Executive Officer, Chief Legal Officer, and Secretary

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Directed Services LLC has caused this Application to be duly signed on its behalf in the Town of Glastonbury, in the State of Connecticut, this 27th day of June, 2023.

DIRECTED SERVICES LLC

By: /s/ J. Neil McMurdie
J. Neil McMurdie
Vice President, General Counsel, and Secretary

BOROUGH OF WEST CHESTER
COMMONWEALTH OF PENNSYLVANIA
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated June 27, 2023, for and on behalf of Venerable Insurance and Annuity Company and Separate Account EQ; that he is President, Chief Executive Officer, Chief Legal Officer, and Secretary of Venerable Insurance and Annuity Company; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:/s/ Timothy W. Brown
Timothy W. Brown
President, Chief Executive Officer, Chief Legal Officer, and Secretary

Sworn to and Subscribed before me, a Notary Public, this 27th day of June, 2023.
/s/ Lori L. DeMarco
Notary Public Chester County

My Commission Expires: February 12, 2024
Commission number 1173703
(Commonwealth of Pennsylvania – Notary Seal)

TOWN OF GLASTONBURY
STATE OF CONNECTICUT
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated June 27, 2023. for and on behalf of Directed Services LLC; that he is the Vice President, General Counsel, and Secretary of Directed Services LLC; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:/s/ J. Neil McMurdie
J. Neil McMurdie
Vice President, General Counsel, and Secretary

Sworn to and Subscribed before me, a Notary Public, this 27th day of June, 2023.
/s/ Janet Donn Comeau
Notary Public, State of Connecticut

My Commission Expires: May 31, 2027
(Notary Stamp)
(Notary Seal)

Appendix 1

EQUITABLE LIFE INSURANCE COMPANY OF IOWA

RESOLUTION

WHEREAS, Equitable Life Insurance Company of Iowa, (the "Company") is desirous of developing and marketing certain types of variable and fixed annuity contracts and variable life insurance contracts (the "Contracts") which may be required to be registered with the Securities and Exchange Commission pursuant to the various securities laws; and

WHEREAS, it will be necessary to take certain actions including, but not limited to, establishing separate accounts for segregation of assets and seeking approval of regulatory authorities;

NOW THEREFORE, BE IT RESOLVED, that the Company is hereby authorized to develop the necessary program in order to effectuate the issuance and sale of the Contracts; and further

RESOLVED, that the Company is hereby authorized to establish and to designate one or more separate accounts of the Company in accordance with the provisions of state insurance law. The purpose of any such separate account shall be to provide an investment medium for the Contracts issued by the Company as may be designated as participating therein. Any such separate account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the Contracts participating therein; (ii) such assets of the Company as shall be deemed appropriate to be invested in the same manner as the assets applicable to the Company's reserve liability under the Contracts participating in such separate accounts or as may be necessary for the establishment of such separate accounts; and (iii) the dividends, interest and gains produced by the foregoing; and further

RESOLVED, that the President and Chief Executive Officer, Executive Vice President, Senior Vice President, Secretary and Treasurer of the Company, or any one of the foregoing individually, as appropriate, (the "Officers"), are hereby authorized:
(i)
to register the Contracts participating in any such separate accounts under the provisions of the Securities Act of 1933, as amended, to the extent that it shall be determined that such registration is necessary;

(ii)
to register any such separate accounts with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, as amended, to the extent that it shall be determined that such registration is necessary;

(iii)
to prepare, execute and file such amendments to any registration statements filed under the aforementioned Acts (including post-effective amendments), supplements and exhibits thereto as they may be deemed necessary or desirable;

(iv)
to apply for exemption from those provisions of the aforementioned Acts as shall be deemed necessary and to take any and all other actions which shall be deemed necessary, desirable, or appropriate in connection with such Acts;

(v)
to file the Contracts participating in any such separate accounts with the appropriate state insurance departments and to prepare and execute all necessary documents to obtain approval of the insurance departments;

(vi)
to prepare or have prepared and execute all necessary documents to obtain approval of, or clearance with, or other appropriate actions required, of any other regulatory authority that may be necessary; and further

RESOLVED, that for the purposes of facilitating the execution and filing of any registration statement and of remedying any deficiencies therein by appropriate amendments (including post-effective amendments) or supplements thereto, the Officers, and each of them individually, are hereby designated as attorneys and agents of the Company; and the appropriate officers of the Company be, and they hereby are, authorized and directed to grant the power of attorney of the Company to the Officers as necessary by executing and delivering to such individuals, on behalf of the Company, a power of attorney; and further

RESOLVED, that in connection with the offering and sale of the Contracts in the various States of the United States, as and to the extent necessary, the officers of the Company be, and they hereby are, authorized to take any and all such action, including but not limited to the preparation, execution and filing with proper State authorities, on behalf of and in the name of the Company, of such applications, notices, certificates, affidavits, powers of attorney, consents to service of process, issuer's covenants, certified copies of minutes of shareholders' and directors' meetings, bonds, escrow and impounding agreements and other writings and instruments, as may be required in order to render permissible the offering and sale of the Contracts in such jurisdictions; and further

RESOLVED, that the forms of any resolutions required by any State authority to be filed in connection with any of the documents or instruments referred to in any of the preceding resolutions be, and the same hereby are, adopted as if fully set forth herein if (1) in the opinion of the Officers of the Company, the adoption of the resolutions is advisable and (2) the Secretary or any Assistant Secretary of the Company evidences such adoption by inserting into these minutes copies of such resolutions; and further

RESOLVED, that the officers of the Company, and each of them, are hereby authorized to prepare and to execute the necessary documents and to take such further actions as may be deemed necessary or appropriate, in their discretion, to implement the purpose of these resolutions.

Appendix 2

WRITTEN ACTION OF
THE BOARD OF DIRECTORS OF
DIRECTED SERVICES LLC

June 26, 2023

The undersigned, being all of the members of the Board of Directors of Directed Services LLC, a Delaware limited liability company (the “Company”), in lieu of a meeting of the Board of Directors of the Company (the “Board”), as permitted by Section 18-302(d) of the Delaware Limited Liability Company Act and the Limited Liability Company Agreement of the Company dated December 21, 2006, do hereby adopt the following resolutions, effective as of the date first written above, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board and do hereby direct that this written action be filed with the minutes of the proceedings of the Board.

Novation - Section 11 Application

WHEREAS, the Company is the principal underwriter/distributor of variable annuity and variable life insurance contracts (the “Variable Contracts”) issued by Venerable Insurance and Annuity Company (“VIAC”); and

WHEREAS, from time to time it may be necessary for VIAC, on behalf of itself and each of its separate accounts that support the Variable Contracts (the “Separate Accounts”), to seek approval of the SEC and other regulatory authorities to take certain actions in relation to the Variable Contracts and the Separate Accounts; and

WHEREAS, it may be necessary and prudent for the Company to join with VIAC and the Separate Accounts in seeking such approval from the SEC to take those certain actions in relation to the Variable Contracts and the Separate Accounts.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Senior Vice President, Vice President, and Secretary of the Company, or any one of the foregoing individually, as appropriate, (the "Officers"), are hereby authorized to take any and all action necessary for the ongoing development, support, and management of the Contracts and Separate Accounts including, but not limited to:
•	Applying for an Order of the U.S. Securities and Exchange Commission (“SEC”) approval of an offer of exchange pursuant to Section 11 of the Investment Company Act of 1940, as amended (the “1940 Act”);
•
Applying for an Order of SEC approval of mutual fund substitutions pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) from Section 17(a) of the 1940 Act permitting certain in-kind transactions associated with any such substitutions;

•
Applying for an order of approval under or exemption from the any other provisions of the Securities Act of 1933, as amended (the “1933 Act”), 1940 Act, or any other federal security law governing any Variable Contract or Separate Account for which the Company is the principal underwriter/distributor and taking any and all other actions which shall be deemed necessary or prudent in connection with such Acts;

•
Preparing and executing, or having prepared and executed, and filing with the requisite regulatory authority of all necessary documents to obtain approval of, or clearance with, or other appropriate actions required, of any regulatory authority that may be deemed necessary or prudent.

IN WITNESS WHEREOF, the undersigned have executed this written action effective as of the date first written above.

/s/ Kenneth L. Brown	/s/ David P. Wiland
Kenneth L. Brown	David P Wiland